SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of September 2017

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     ✓              Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____                            No    ✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

1.          An announcement regarding resignation of Chairman of China Petroleum & Chemical Corporation (the “Registrant”); and
2.          A list of directors and their roles and function of the Registrant;

Each made by the Registrant on September 22, 2017.

Announcement One

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

CHINA PETROLEUM & CHEMICAL CORPORATION
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)

Resignation of Chairman

The Board of Directors (the “Board”) of China Petroleum & Chemical Corporation (the “Company”) announces that, due to change of working arrangement, Mr. Wang Yupu has tendered his resignation to the Board as Chairman of the Board, non-executive Director and Chairmen of Strategy Committee and Social Responsibility Management Committee of the Board (the “Resignation”), with effect from 22 September 2017. Mr. Dai Houliang, Vice Chairman of the Board, will perform the duties of Chairman of the Board with immediate effect until a new Chairman of the Board is elected.

Mr. Wang Yupu has confirmed that he has no disagreement with the Board and there are no other matters relating to his Resignation that need to be brought to the attention of shareholders of the Company.

Mr. Wang Yupu was diligent and responsible during his tenure, and played a significant role in improving the governance and sustainable development of the Company. The Board would like to express its gratitude to him for his hard working and outstanding contribution to the Company.

By Order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President and Secretary to the Board of Directors

Beijing, the PRC,
22 September 2017

As of the date of this announcement, directors of the Company are: Dai Houliang#, Li Yunpeng*, Wang Zhigang#, Zhang Haichao#, Jiao Fangzheng#, Ma Yongsheng# , Jiang Xiaoming+, Andrew Y. Yan+, Tang Min+ and Fan Gang+.

# Executive Director
* Non-executive Director
+ Independent Non-executive Director

Announcement Two
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.
CHINA PETROLEUM & CHEMICAL CORPORATION
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)

List of Directors and their Roles and Function

The members of the board of directors (the “Board”) of China Petroleum & Chemical Corporation are set out below.

Non–Executive Director
•	Li Yunpeng

Executive Directors
•	Dai Houliang (Vice Chairman)
•	Wang Zhigang
•	Zhang Haichao
•	Jiao Fangzheng
•	Ma Yongsheng

Independent Non–Executive Directors
•	Jiang Xiaoming
•	Andrew Y. Yan
•	Tang Min
•	Fan Gang

—  1  —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Vice President and Secretary to the Board of Directors

Date: September 23, 2017